

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2024

Keith R. Dolliver
Corporate Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

> **Re: Microsoft Corporation**
> **Current Report on Form 8-K filed January 19, 2024**
> **File No. 001-37845**

Dear Keith R. Dolliver:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program